Exhibit 8.1

Subsidiaries of Swvl Holdings Corp

Legal Name	Country of Incorporation
Pivotal Merger Sub Company I	Cayman Islands
Shotl Transportation, S.L.	Spain
Swvl For Smart Transport Applications and Services LLC	Egypt
Swvl Global FZE	United Arab Emirates
Swvl Holdco Corp	British Virgin Islands
Swvl Inc.	British Virgin Islands
Swvl MY For Information Technology SDN BHD	Malaysia
Swvl NBO Limited	Kenya
Swvl Pakistan (Private) Limited	Pakistan
SWVL Saudi for Information Technology	Saudi Arabia
Swvl Technologies FZE	United Arab Emirates
Swvl Technologies Limited	Kenya
Viapool, Inc.	United States